EDGE CORPORATE FINANCE, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Edge Corporate Finance, LLC (the "Company") was organized in the state of Georgia on October 9, 2007 as a licensed broker dealer to provide merger and acquisition advisory services and to raise capital as an agent in private placements. Edge Corporate Finance, LLC is a single member LLC owned 100% by Edge Capital Partners, LLC ("Parent").

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Concentration: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. The Company maintains its cash deposits at a regional financial institution. Deposits at times may have exceeded federally insured limits.

Accounts Receivable: The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectibility of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 90 days old. As of December 31, 2015, management reviewed the status of accounts receivable and determined that an allowance for doubtful accounts was not necessary.

Valuation of Investments: All securities are held for indefinite periods of time and are classified as available for sale and carried at fair value. The fair value of each investment in the portfolio is determined at that balance sheet date.

Revenue Recognition: The Company uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed or determinable and collectability is reasonably assured. Investment banking and referral fees arise from activities for which the Company acts as an agent and fees are earned from providing merger and acquisition, private placement, and other financial services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable.

Concentrations: For the year ended December 31, 2015, two clients represented 99.9% of the Company's revenue.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal and state tax filings for tax years 2014, 2013, and 2012, which are still open under the statute of limitations.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Subsequent Events</u>: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B – FAIR VALUE OF FINANCIAL INSTURMENTS

FASB ASC 820*, Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2015.

	Fair Value Measurements	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Non-Marketable securities	$ 100	$ -	$ -	$ 100

Fair values for assets in Level 3 are calculated using assumptions about discounted cash flow and other present value techniques.

Roll forward of Level 3 investments:

Balance, beginning of year	$ 100
Unrealized gain (loss)	-
Balance, end of year	$ 100

NOTE C—RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with its Parent whereby certain operating expenses are paid by Parent on the Company's behalf. The Company then reimburses Parent for these expenses. Personnel costs related to employees who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating costs are allocated based on estimated usage. Allocated expenses amounted to $308,679 during the year ended December 31, 2015.

In 2015, the Company prepaid $181,172 of shared expenses for 2015 and 2016. The balance of the prepaid asset is $56,245 at December 31, 2015

The Company has a services agreement with Edge Healthcare Partners, LLC (Edge Healthcare). Pursuant to the agreement, Edge Healthcare provides certain consulting and management services to the Company. The Company provides administrative and compliance support to Edge Healthcare. Edge Healthcare reimburses the Company for direct expenses incurred related to regulatory registration and assessment expenses. For the year ended December 31, 2015, Edge Healthcare reimbursed the Company $65,552.

The Company is required to remit to Edge Healthcare a percentage of revenue generated via consulting services by Edge Healthcare. For the year ended December 31, 2015, the Company incurred expense of $22,446,788 related to the agreement, which is included in compensation and benefits in the accompanying statement of operations.

NOTE D—NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company is required to maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2015, the Company had net capital of $90,542, which exceeded the minimum net capital requirement of $5,000 by $85,542. The Company's ratio of aggregate indebtedness to net capital was 0.37 to 1.

NOTE E – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2015.